Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Improvements to Rio Tinto’s bid for Riversdale
10 March 2011
•	Offer Price increase to $16.50 if Rio Tinto obtains more than 50 per cent interest by 23 March 2011

•	No Offer Price increase beyond $16.50 in the absence of a competing proposal

•	Rio Tinto frees Bid of all conditions other than the 50 per cent minimum acceptance condition

•	Accelerated five business day payment terms if the Bid becomes unconditional

•	Offer period extended by two weeks until 1 April 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, has enhanced its takeover bid (Bid) for Riversdale Mining Limited (Riversdale), with a number of significant improvements:
•	RTJ will increase the Offer Price to $16.50 if it obtains an interest in more than 50 per cent of Riversdale Shares (including institutional acceptances lodged under RTJ’s institutional acceptance facility) by 7.00pm (Sydney time) on 23 March 2011.

•	RTJ has freed the Offers from all Conditions other than the minimum acceptance condition in clause 7.1(a) of the terms of the Offer.

•	RTJ will not increase the Offer Price beyond $16.50 in the absence of a competing proposal for Riversdale.

•	Upon the Bid becoming unconditional, RTJ will pay the purchase consideration due under contracts formed on acceptance of Offers within five business days of the later of the Bid becoming unconditional and acceptances being received.

•	RTJ has extended the Offer Period for its Bid for Riversdale by two weeks until 1 April 2011, unless extended.
Cont.../

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Rio Tinto Energy chief executive Doug Ritchie said:
“The increase in the Offer Price from $16.00 to $16.50 gives Riversdale shareholders a highly attractive premium and now is the time for them to accept our recommended bid.

“There has been no sign of a competing proposal in the 11 weeks since the bid was announced. The choice for Riversdale shareholders is clear — accept the $16 or $16.50 on offer or risk seeing their share price return to pre-bid levels. There is no question that Rio Tinto’s expertise is crucial to overcoming the development challenges of Riversdale’s projects.”
There is no reason to delay acceptance. If Riversdale Shareholders wish to maximise their chance of obtaining $16.50 for each of their Riversdale Shares, they should accept RTJ’s Offer as soon as possible to help ensure that RTJ obtains an interest in more than 50 per cent of Riversdale Shares before 7.00pm (Sydney time) on 23 March 2011.
Under Australian takeover law, all Riversdale Shareholders who accept the Offer (including those who have already accepted the Offer) will receive the increased Offer Price of $16.50 if RTJ obtains an interest in more than 50 per cent of Riversdale Shares before 7.00pm (Sydney time) on 23 March 2011.
Enclosed with the announcement submitted to the Australian Securities Exchange are the following documents:
•	a notice under section 650F of the Corporations Act declaring the Offers free from all Conditions other than the minimum acceptance condition;

•	a notice under section 650D of the Corporations Act extending the Offer Period;

•	a notice under section 630(2) of the Corporations Act confirming the new date for giving notice of the status of the Conditions as a result of the extension of the Offer Period;

•	RTJ’s Third Supplementary Bidder’s Statement dated 10 March 2011; and

•	fresh acceptance forms, which have been sent today to Riversdale shareholders who have not yet accepted the Offer.
Copies of these documents are available at www.riotinto.com.
RTJ will pay broker handling fees in respect of valid acceptances received from retail Riversdale Shareholders, on the terms set out in the Third Supplementary Bidder’s Statement.
Terms defined in RTJ’s bidder’s statement for the Bid have the same meaning in this announcement.
The Offer Period for RTJ’s Bid for Riversdale will close on 1 April 2011, unless extended.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Tony Shaffer	David Ovington
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Christina Mills
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Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
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Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811

Bruce Tobin	Christopher Maitland
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter: Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media